SAN ANTONIO VENTURES INC.

(the “Company”)

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of shareholders of the Company will be held at Suite 3123, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, on Friday, September 12, 2014 at 11:00 a.m. (Vancouver time), for the following purposes:

1.

to receive the financial statements of the Company for the financial year ended March 31, 2014, together with the report of the auditors thereon;

2.

to set the number of directors of the Company at four;

3.

to elect directors of the Company for the ensuing year;

4.

to appoint auditors of the Company and to authorize the directors to fix their remuneration;

5.

to consider and if thought advisable, pass an ordinary resolution approving the adoption of a new incentive stock option plan for the Company;

6.

to consider and, if thought advisable, pass a special resolution approving the consolidation of the issued and outstanding common shares of the Company on a two-for-one basis;

7.

to consider and, if thought advisable, pass a special resolution approving the alteration of the Company’s Notice of Articles to change the name of the Company to “Gulf Oil Corp.”, and to increase the authorized capital of the Company to an unlimited number of common shares and an unlimited number of preferred shares;

8.

to consider and, if thought advisable, pass a special resolution approving the adoption of new Articles of the Company; and

9.

to transact such further or other business as may properly come before the meeting or any adjournments or postponements thereof.

For full details of each of the proposed resolutions set out above, please see the accompanying management information circular of the Company (the “Information Circular”).

Registered shareholders who are unable to attend the meeting are requested to read the notes included in the form of proxy enclosed and then to complete, date, sign and mail the enclosed form of proxy, or to complete the proxy by telephone or the internet, in accordance with the instructions set out in the proxy and in the Information Circular.

DATED at Vancouver, British Columbia, this 12th day of August, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Christopher I. Dyakowski

Christopher I. Dyakowski,

President and Chief Executive Officer

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.  Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting.